Exhibit 21.1

WESTERN ALLIANCE BANCORPORATION

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
BankWest of Nevada	Nevada
Alliance Bank of Arizona	Arizona
Torrey Pines Bank	California
Premier Trust, Inc.	Nevada
Miller/Russell & Associates, Inc.	Arizona